OGE Energy Corp.	PO Box 321
Oklahoma City, OK 73101-0321
405-553-3000
www.oge.com

October 19, 2022
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Michael Purcell
Office of Energy & Transportation
Karina Dorin
Office of Energy & Transportation

RE:    OGE Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2021
Response dated September 27, 2022
File No. 001-12579

Ladies and Gentlemen:

Reference is made to the letter, dated October 7, 2022 (the “Staff Comment Letter”), in which you transmitted the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to OGE Energy Corp.’s Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”) and the response of OGE Energy Corp. dated September 27, 2022 to the Staff’s September 14, 2022 comment letter. This letter is submitted on behalf of OGE Energy Corp. (“OGE Energy” or the “Company”) in response to the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff’s comments in bold face type in this letter, and our responses follow immediately.

Response dated September 27, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.We note the disclosures cited in your response to prior comment 3. Please tell us how you considered providing disclosure that more directly addresses the potential effect that decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources may have on your business, financial condition or results of operation.

Response #1:

As noted in our response to prior comment 3, in 2021, we did not encounter any indirect consequences of climate-related regulation or business trends that we consider material to our results of operations, financial position or cash flows. The Company believes our 2021 Form 10-K addresses material risks potentially related to future climate-related business trends, which includes decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources. Within our 2021 Form 10-K risk factor titled, “Changes in technology, regulatory policies and customer electricity consumption may cause our assets to be less competitive and impact our results of operations,” we state that reductions in customer electricity consumption, thereby reducing utility electric sales, could result from increased deployment of renewable energy technologies as well as increased efficiency of household appliances, among other general efficiency gains in technology. While the Company considered for disclosure other potential effects as described in the Staff’s comment above, the Company has not experienced any material impacts on our business, financial condition or results of operation beyond those risks or business trends deemed material for disclosure in our 2021 Form 10-K.

2.We note your response to prior comment 4 and reissue in part. Please quantify insurance costs over the periods covered by your 10-K.

Response #2:

As noted in our response to prior comment 4, the Company is unaware of any material weather-related impacts on the cost or availability of insurance during the last three years, nor are we aware of any material impacts that are expected in the near future. None of our current insurance providers have declined to provide coverage to us as a result of weather-related impacts. The cost of the Company’s insurance premiums is directly tied to the cost of insurance in the overall insurance market and the overall risk profile of the Company. In each of the three years presented in our 2021 Form 10-K, insurance costs the Company incurred represented approximately 1% or less of the Company’s average operating expenses of approximately $960 million for such year and, as explained in our response to prior comment 4, were not material.

If you have any questions regarding this response, please contact the undersigned at 405-553-3412.

Very truly yours,

/s/ Sarah R. Stafford
Sarah R. Stafford
Controller and Chief Accounting Officer